

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

<u>Via E-mail</u>
Philip D. Beck
Chief Executive Officer and President
Planet Payment, Inc.
670 Long Beach Blvd.
Long Beach, New York 11561

   Re: Planet Payment, Inc.
      Registration Statement on Form 10
      Filed October 11, 2012
      File No. 001-35699

Dear Mr. Beck:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Catherine T. Brown for

         Mara L. Ransom
         Assistant Director